Akanda Corp.

c/o Gowling WLG (Canada) LLP

100 King St. W, Suite 1600

Toronto, ON M5X 1G5

October 22, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Laura Crotty

RE:	Akanda Corp.
Withdrawal of Registration Statement on Form F-1
File No. 333-292964

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Akanda Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-292964) as filed on January 26, 2026 and all amendments and exhibits thereto (the “Registration Statement”).

The Registrant is hereby requesting such withdrawal due to the mutual agreement reached among the Registrant and certain holders of convertible notes pursuant to a certain securities purchase agreement, dated January 20, 2026, pursuant to which the Registrant is no longer required to register the resale of the securities underlying such convertible notes.

The Registrant hereby confirms that the Registration Statement has not been declared effective and no securities have been sold under the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

Therefore, the Registrant respectfully requests that the Commission consent to the withdrawal of the Registration Statement. We understand that, pursuant to Rule 477(b) under the Act, unless the Commission notifies the Registrant within fifteen (15) calendar days after the date this application is filed that the request will not be granted, this application for withdrawal will be deemed granted as of the date it is filed.

Additionally, the Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments regarding this request for withdrawal, please contact Stephen Fox of the Registrant’s legal counsel, Nixon Peabody LLP, at 516-832-7571.

Very truly yours,

/s/ Christopher Cooper
Chief Executive Officer
cc:	Stephen E. Fox, Esq.
Nixon Peabody LLP